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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           THE INTERLAKE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      GKN NORTH AMERICA MANUFACTURING INC.
                                      AND

                         GKN NORTH AMERICA INCORPORATED
                                      AND

                                    GKN PLC
                                   (BIDDERS)
                            ------------------------
                         COMMON STOCK, $1.00 PAR VALUE
                                      AND
       SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASSES OF SECURITIES)
                            ------------------------
                            458702107 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               SEIFOLLAH GHASEMI
                      GKN NORTH AMERICA MANUFACTURING INC.
                             3300 UNIVERSITY DRIVE
                          AUBURN HILLS, MI 48326-2362
                                 (248) 371-0802
                            ------------------------
                                    COPY TO:

                              BONNIE GREAVES, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------
------------------------------------------------------------------------
         TRANSACTION VALUATION                AMOUNT OF FILING FEE
------------------------------------------------------------------------
           $261,363,079.50*                       $52,272.62**
------------------------------------------------------------------------
------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                 Not applicable
   Form or Registration No.:               Not applicable
   Filing Party:                           Not applicable
   Date Filed:                             Not applicable

 * The Transaction Value is calculated by multiplying $7.25, the tender offer price per Common Share, by 25,121,142, the sum of the number of Common Shares outstanding and the number of Common Shares subject to outstanding options, and by multiplying $1,980.87, the tender offer price per Series A Share, by 40,000, the number of Series A Shares and then adding these two products.

** The filing fee is calculated by taking 1/50 of 1% of the Transaction Value.
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

CUSIP No. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S. or I.R.S. Identification No.
           of Above Person GKN PLC
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group (a) [ ] (b) [
                                          ]
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  3.       SEC Use only
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  4.       Sources of Funds WC
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  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization ENGLAND
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           NONE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) NONE
---------------------------------------------------------------------------
  10.      Type of Reporting Person HC
---------------------------------------------------------------------------

CUSIP NO. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos.
           of Above Person GKN NORTH AMERICA INCORPORATED
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group
                                             (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           NONE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) NONE
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

CUSIP No. 458702107

---------------------------------------------------------------------------
  1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos.
           of Above Person GKN NORTH AMERICA MANUFACTURING INC.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of Group (a) [ ] (b) [
                                          ]
---------------------------------------------------------------------------
  3.       SEC Use only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           NONE
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) NONE
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GKN North America Incorporated, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights (the "Rights") issued pursuant to that certain Rights Agreement dated as of January 20, 1989 between the Company and First National Bank of Chicago, as Rights Agent, as amended (the "Rights Agreement")), of The Interlake Corporation, a Delaware corporation, at a price of $7.25 per Common Share, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share, of the Company (the "Series A Shares" and, together with the Common Shares, the "Shares") at a price of $1,980.87 per Series A Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Interlake Corporation, which has its principal executive offices at 550 Warrenville Road, Lisle, Illinois 60532-4387.

     (b) The information set forth in the Introduction and Section 1 "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Common Shares are traded and certain high and low sales prices for the Common Shares in such principal market set forth in Section 6 "Price Range of Common Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by GKN, Parent and the Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of GKN, Parent and the Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of GKN, Parent and the Purchaser are set forth in the Introduction,
Section 8 "Certain Information Concerning GKN, Parent and the Purchaser" of the Offer to Purchase and Schedule I thereto and are incorporated herein by reference.

     (e) and (f) During the last five years, none of GKN, Parent or the Purchaser, and, to the best knowledge of GKN, Parent and the Purchaser, none of the persons listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 "Certain Information Concerning GKN, Parent and the Purchaser" and Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 "Certain Information Concerning the Company", Section 8 "Certain Information Concerning GKN, Parent and the Purchaser", Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement" and Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 "Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement" and
Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 "Effect of the Offer on the Market for Common Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 "Certain Information Concerning GKN, Parent and the Purchaser" and in Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 "Certain Information Concerning GKN, Parent and the Purchaser", Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement" and Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 "Certain Information Concerning GKN, Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 15 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 "Effect of the Offer on the Market for Common Shares, Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.
(a)(1)      Offer to Purchase dated December 10, 1998.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Notice of Guaranteed Delivery.
(a)(4)      Form of Letter from Warburg Dillon Read LLC to Brokers,
            Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees to Clients.
(a)(6)      Form of Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.
(a)(7)      Summary Advertisement as published in The Wall Street
            Journal on December 10, 1998.
(a)(8)      Press Release issued by GKN on December 7, 1998.
(a)(9)      Press Release issued by the Company on December 7, 1998.
(a)(10)     Press Release issued by GKN Sinter Metals Inc. on December
            7, 1998.
(a)(11)     Press Release issued by GKN on December 10, 1998.
(b)         None.
(c)(1) Agreement and Plan of Merger, dated as of December 5, 1998, among Parent, the Purchaser and the Company.
(c)(2)      Confidentiality Agreement dated August 26, 1998 between GKN
            (United Kingdom) plc and the Company.
(d)         None.
(e)         Not applicable.
(f)         None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1998

                                          GKN plc

                                          By /s/ DAVID J. TURNER

                                            ------------------------------------
                                            Name:  David J. Turner
                                            Title:   Finance Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1998

                                          GKN NORTH AMERICA INCORPORATED

                                          By /s/ GREY DENHAM

                                            ------------------------------------
                                            Name: Grey Denham
                                            Title:  President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1998

                                      GKN NORTH AMERICA MANUFACTURING INC.

                                      By /s/ SEIFOLLAH GHASEMI

                                        ----------------------------------------
                                         Name:  Seifollah Ghasemi
                                         Title:   Vice President

                                 EXHIBIT INDEX

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                              PAGES
-------                           -----------                           ------------
(a)(1)    Offer to Purchase dated December 10, 1998.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4)    Form of Letter from Warburg Dillon Read LLC to Brokers,
          Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Nominees to Clients.
(a)(6)    Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9.
(a)(7)    Summary Advertisement as published in The Wall Street
          Journal on December 10, 1998.
(a)(8)    Press Release issued by GKN on December 7, 1998.
(a)(9)    Press Release issued by the Company on December 7, 1998.
(a)(10)   Press Release issued by GKN Sinter Metals Inc. on December
          7, 1998.
(a)(11)   Press Release issued by GKN on December 10, 1998.
(b)       None.
(c)(1)    Agreement and Plan of Merger, dated as of December 5, 1998, among Parent, the Purchaser and the Company.
(c)(2)    Confidentiality Agreement dated August 26, 1998 between GKN
          (United Kingdom) plc and the Company.
(d)       None.
(e)       Not applicable.
(f)       None.